Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-135006

October 27, 2006

WELLS FARGO & COMPANY

£750,000,000 4.625% Notes Due November 2, 2035

Issuer:	Wells Fargo & Company

Title of Securities:	4.625% Notes Due November 2, 2035

Note Type:	Senior unsecured

Trade Date:	October 27, 2006

Settlement Date (T+4):	November 2, 2006

Maturity Date:	November 2, 2035

Interest Rate:	4.625%

Day Count:	Actual/Actual

Interest Payment Dates:	Semi-annually on each May 2 and November 2, commencing May 2, 2007

Aggregate Principal Amount Offered:	£750,000,000

Price to Public (Issue Price):	98.352%, plus accrued interest, if any, from November 2, 2006

Underwriting Discount (Gross Spread):	0.75%

All-in Price (Net of Underwriting Discount):	97.602%

Net Proceeds:	£732,015,000

Benchmark:	UKT 4.25% due March 7, 2036

Benchmark Yield:	4.05%

Spread to Benchmark:	68 basis points

Re-Offer Yield:	4.73%

Listing:	None

Documentation:	SEC Registered

Denominations:	Minimum of £50,000 with increments of £1,000 thereafter; each owner of a beneficial interest in a note will be required to hold such beneficial interest in a minimum principal amount of £50,000

Additional Amounts:	Additional amounts will be payable to the extent set forth in the registration statement referred to below

Book-entry Issuance:	Registered in the name of a depositary for Clearstream and Euroclear

Bookrunners (50% each):	Barclays Bank PLC UBS Limited

Underwriting:	The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement may be terminated by the underwriters prior to issuance of the notes in certain circumstances.

Wells Fargo & Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

If the notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407 or 1-888-722-9555.